December 15, 2020

RE: Please Vote Against “Say-on-Pay” and the proposed Amendment to the 2020 Equity Incentive Plan at United Natural Foods, Inc (NYSE: UNFI) on Jan. 12, 2021.

Dear Fellow UNFI Shareholder:

Despite last year’s backlash against executive pay, which saw UNFI’s Say-on-Pay proposal received 27 percent opposition and the Company’s proposed equity compensation plan nearly defeated, UNFI persists with troubling pay practices.  Accordingly, we again urge fellow investors to oppose the Advisory Vote on Executive Compensation (Item 3) as well as the Company’s request for additional shares under the 2020 Equity Incentive Plan (Item 4).

Since last year’s vote, UNFI, like other food distributors, has seen a significant boost to its business from the pandemic.  However, even this bounce, which appears temporary given a 14 percent drop in stock price following the Company’s first quarter earnings report, has failed to compensate for the billions of dollars in value destroyed by this management team, particularly since the challenged acquisition of SUPERVALU.  UNFI’s shares are not only down 61 percent since the deal’s announcement in July 2018, but the company has been forced to write-off almost all of the goodwill associated with the transaction over the past two years.1  To put the misstep in the starkest terms, UNFI paid $1.3 billion in cash plus $1.6 billion in assumed liabilities to see its market capitalization shrink from $2.2 billion to one less than a billion dollars today.  Even with UNFI’s pandemic-driven stock rebound, shares are still down 58 percent over the past five years, significantly trailing the Company’s food distribution peers and the Russell 3000 more broadly.2

It is against this performance backdrop that we find the following pay developments in FY2020 particularly concerning:

•         Lowballed performance target generated a 140 percent annual incentive payout: The FY2020 EBITDA target used in the annual plan was not only set below both the target and actual EBITDA performance for the FY2019 plan, but was set substantially lower than the FY2020 EBITDA target established for the 2019-2020 PSU award.  While these earlier awards failed to pay out anywhere close to their target, the lower EBITDA target in this year’s annual incentive award generated a 140 percent payout, or more than $2.5 million for CEO Spinner. Shareholders, in short, appear to be paying up for diminished performance expectations.

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.

1 The company recorded a $293 million write-down in goodwill associated with the transaction in FY2019, shortly after the deal closed. In FY2020, the company recorded a further $425 million in goodwill impairment, including against its SUPERVALU purchase.

2 For the 5-year period ending Dec. 9, 2020: Russell 3000, +81%; US Foods, +35% (since IPO in May 2016); Sysco Foods, +86%; Performance Food Group, +108%; Spartan Nash -14%.

•         CEO Spinner set to retire with an $8.5 million cash payout: Despite announcing his intention to voluntarily retire at the end of the fiscal year, CEO Spinner is eligible to receive severance equal to two times his base salary and annual bonus.  In addition, his outstanding time-vesting equity awards qualify for accelerated vesting.3  Considering that since Spinner took the helm in 2008, UNFI’s annualized total return to shareholders is - 3 percent, this appears a textbook case of a pay-for-failure exit package.

•         New equity plan share reserve further dilutes shareholders: Despite the highly dilutive 2020 Equity Incentive Plan receiving 47 percent opposition last year, the company is requesting an additional 3.6 million shares be reserved under the plan, bringing total basic dilution to over 21 percent.  Critically, the company granted equity awards covering over 6 million shares last year, representing more than 11 percent of the weighted outstanding share count.

In our letter to investors ahead of last year’s shareholder meeting, we highlighted numerous ways in which the board had insulated CEO Spinner and other executives from the Company’s disastrous performance.4 While we recognize the company has made some changes to its pay practices in light of last year’s poor Say-on-Pay vote (detailed on page 24 of the Proxy Statement), the fact remains that the company continues to run a costly compensation program that is out of synch with performance and which fails to hold management accountable for the Company’s long-run performance failures.

Accordingly, we urge investors to vote against both the Advisory Vote on Executive Compensation (Item 3) and the Company’s proposed amendment to the 2020 Equity Incentive Plan (Item 4).

The Teamsters and its affiliated pension and benefit funds have more than a $100 billion invested in the capital markets and have substantial holdings in UNFI.

Lowballed performance target generated a 140 percent annual incentive payout

Leaving aside the question of whether it is appropriate for executives to benefit personally from a pandemic-related surge in their underlying business, it still remains highly questionable that UNFI’s FY2020 performance merited a 140 percent payout under the annual incentive plan given the original EBITDA target underlying the award.

We note that CEO Spinner received $2.5 million under the annual incentive plan, based on EBITDA of $673 million.  However, and critically, this was based on an FY2020 EBITDA target of $580 million, which was not only below the $658 million targeted in the prior year’s award, but was lower than the actual $589 million figure reported for the FY2019 incentive award, which qualified for a 43 percent payout.

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.

3 CEO Spinner’s outstanding PSUs will continue to vest based on actual performance.

4 https://www.sec.gov/Archives/edgar/data/919788/000091978819000012/unfiltr.htm

Even more striking, however, is that the $580 million target in the FY2020 annual incentive award was 24 percent lower than the EBITDA target for FY2020 used in the 2019-2020 PSU grant, a two-year vesting award that was weighted equally between FY 2020 EBITDA and FY 2020 ROIC performance. In fact, the reduction in performance expectations is even starker when it is considered that the 2019-2020 PSU awards excluded EBITDA from the Company’s retail segment, which was expected to be sold but has subsequently remained at the company, and the results of which were included in this year’s annual incentive plan performance.

In other words, the FY2020 EBITDA target used in the annual bonus was the product of a dramatic ratcheting down of expectations.  This makes it exceedingly difficult to agree with the company when it says: “The [annual incentive] payout amounts reflect performance in fiscal 2020 that significantly exceeded the established performance objective, demonstrating the effectiveness of our pay-for-performance incentive plan.” This statement is also entirely silent on the role the pandemic played in exceeding those performance objectives and any discussions the Compensation Committee had over the appropriateness of paying out for a clearly unanticipated boon to the business. (In fact, the only discussion of COVID-19’s impact on compensation concerns the decision to award an additional $500,000 PSU to the Chief Legal Officer.)

CEO Spinner appears set to retire with an $8.5 million cash payout

Simply put, voluntary retirement should not occasion severance.  Still, pursuant to the terms of CEO Spinner’s amended 2020 employment contract, and as disclosed on page 47 of the Proxy Statement, Spinner is eligible to receive severance equal to two times his annual base salary and target bonus when he retires as CEO next July.

Pursuant to the February 2020 amendment to his employment agreement, we note that CEO Spinner agreed to stay on for another seventeen months, or such earlier date as a successor is appointed, at which point he will become eligible to receive the severance payout, as well as vesting of outstanding equity even while staying on as Executive Chair.

A similarly generous agreement was entered into with COO Sean Griffin.  Griffin, who announced his intention to retire in July 2020, was deemed eligible to receive a severance payout (equal to his annual base salary plus annual bonus) if he performed three months of on-demand consulting, to not exceed eight hours a week.  Like Spinner, all outstanding time-vesting equity awards will be accelerated.

Considering that the compensation of both individuals, which had grown significantly in target value as a result of the SUPERVALU transaction, was a key concern driving last year’s shareholder pay revolt, it is galling to see further generosities extended to these outgoing executives.  Even more so when you consider that CEO Spinner’s twelve-year tenure has been little short of a disaster for investors, with UNFI’s stock down 31 percent over this period.

Proposed equity plan share reserve further dilutes shareholders’ equity

Although the highly dilutive 2020 equity plan barely gained approval last year, receiving just 53 percent support, the company is already back asking for an additional 3.6 million shares.  This request betrays the fact that the company burned through nearly all the shares requested at last year’s shareholder meeting, in just 12 months.

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.

Recalling that last year’s share reserve of 7.2 million, along with the shares available for grant under the Company’s prior plan, represented a basic dilution figure of nearly 26 percent, this rate of usage is remarkably costly to shareholders.  We calculate the Company’s burn-rate for 2020 at over 11 percent – even higher (nearly 17 percent) if you attach a 1.5 multiple to full value awards5 – and the resulting three-year average at over five percent (or nearly eight percent using the aforementioned multiple for full value awards).  Not surprising, UNFI’s one-year and three-year burn rates are far in excess of industry averages, based on ISS’s 2020 burn rate benchmarks.6

Including the 3.6 million proposed increase in the share reserve, we calculate that UNFI’s basic dilution exceeds 21 percent.  Interestingly, the company attempts to justify such elevated dilution by arguing that the low stock price at the time of the December 2019 grants necessitated the granting of significantly more shares than normal.  However, this reasoning is specious: it appears to absolve management for the depressed stock price in the first place – a performance that hardly warranted the pay opportunities being afforded them – and the board for its decision to go ahead with such dilutive grants.  Moreover, considering the stock’s volatility and the continued challenges facing the company, the board could well find itself in a similar predicament going forward.

UNFI’s pay-for-performance failures continue

While there is no question that UNFI’s performance has picked up over the past year due to the pandemic, the Company’s compensation practices fail to hold management accountable for the challenges facing the company.  With a dire record of destroying shareholder value, it is entirely unclear why such concessions, whether it is a lowballed performance hurdle or a golden goodbye, support the interests of shareholders.  Accordingly, we urge investors to vote against both the Say-on-Pay (Item 3), and the proposed increase in the share reserve under the 2020 Equity Incentive Plan (Item 4).

For more information, please contact Michael Pryce-Jones. Teamsters Capital Strategies at: mpryce-jones@teamster.org or by phone at: 202-624-8990.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.

5 This methodology follows the counting of full value awards by ISS and is based on an annualized 3-year average stock volatility in excess of 50 percent.

6 https://www.issgovernance.com/file/policy/latest/americas/US-Equity-Compensation-Plans-FAQ.pdf